

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2018

Clayton Patterson
President
United Capital Consultants, Inc.
3210 E. Coralbell Ave.
Mesa, AZ 85204

> **Re: United Capital Consultants, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 18, 2018**
> **File No. 333-227881**

Dear Mr. Patterson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. You state that the company would receive $10 million if all the shares in this offering are sold. Given that this is a best efforts offering, please balance the disclosure by stating that there can be no assurance that the company will be able to sell any of the shares being offered.

Prospectus Summary
Business, page 6

2. Please clearly disclose that you have not generated any revenues to date and there can be

no assurance that you will ever generate revenues. Please also revise the statements throughout the filing regarding your limited revenues to state that you have had no revenues to date.

Risks and Uncertainties facing the Company, page 7

3.   Please disclose that your officers, directors and principal shareholders currently have voting control over the company and will continue to have voting control even if all the shares in this offering are sold.

Risk Factors, page 9

4.   You disclose in the Form 10-Q for the quarterly period ended June 30, 2018 that your management concluded that your disclosure controls and procedures were not effective. Please add a separate risk factor that your disclosure controls and procedures were not effective as of June 30, 2018. Describe any material weakness you have identified, your plans to remediate those weaknesses, and any associated material costs that you have incurred or expect to incur.

Risks Associated with our Company's Business, page 10

5.   Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of Messrs. Patterson and Patterson. In this regard, you state that Clayton Patterson is the Chief Executive Officer of United Utilities Authority Co., Ltd. and Chief Financial Officer of Patterson Enterprises, Inc. and Harold Patterson is the Chief Executive Officer of Patterson Enterprises, Inc. Please disclose whether you have policies in place regarding the manner in which your management will resolve the types of conflicts of interest that you describe in this paragraph and disclose the number of hours per week your officers will devote to the business.

Description of Our Business, page 22

6.   Please describe your "large group of affiliate and associate companies" that you reference on page 26. Further, expand your description of the agreements with your current clients that you reference on page 27. Disclose the material terms of each agreement including the duration of and obligations under those agreements. We note that you have not yet generated any revenue from these clients.

Plan of Operation
Business Plan and Potential Revenue, page 31

7.   Please provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of

your business development, as well as the challenges you anticipate in implementing your business plan.

Security Ownership of Certain Beneficial Owners and Management, page 42

8.   We note that Messrs. Cassidy and McKillop each own 250,000 shares of the company's common stock. Please include these individuals in the beneficial ownership table. Refer to Item 403(a) of Regulation S-K.

Certain Relationships and Related Party Transactions
Transactions with Related Persons, page 43

9.   We note that you have entered into an agreement with United Utilities Authority Co., Ltd. for whom Mr. Patterson is the Chief Executive Officer. Please provide the disclosure required by Item 404 of Regulation S-K related to this agreement.

Unaudited Financial Statements for the period ended June 30, 2018, page F-1

10.   Please include a subsequent events footnote that addresses any material transactions occurring after the date of the most recent balance sheet included in the filing. Refer to ASC 855-10-50-2.

General

11.   You appear to be a shell company as defined in Rule 405 given that you have no operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

12.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Jarvis Lagman